Exhibit 99.2
RISK FACTORS
Investing in our common stock involves a high degree of risk. Before you decide to invest in common stock, you should consider carefully the risks described below as well as those in Part I, Item 1A of our fiscal year 2025 Annual Report on Form 10-K, as supplemented and updated by Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, together with the other information contained in such periodic reports, including our financial statements and the related notes appearing therein. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose part or all of your investment.
Unless we have indicated otherwise or the context requires, the terms the “Company,” “we,” “us,” and “our” refer to Senti Biosciences Holdings, Inc. collectively with its subsidiaries.
Capitalized terms used but not otherwise defined in this Exhibit 99.2 have the meanings ascribed to them in the Current Report on Form 8-K to which this Exhibit is attached.
Risks Related to the Transaction
The announcement and pendency of the Subject Transactions, whether or not consummated, may adversely affect our business.
The announcement and pendency of the Subject Transactions, whether or not consummated, may adversely affect the trading price of our common stock, our business or our relationships with third parties, such as contract manufacturing organizations, suppliers and employees. In addition, pending the completion of the Subject Transactions, we may be unable to attract and retain key personnel and the focus and attention of our management and employee resources may be diverted from operational matters during the pendency of the Subject Transactions.
We cannot be sure if or when the Subject Transactions will be completed.
The closing of the Subject Transactions is subject to the satisfaction or waiver of various conditions, including the Stockholder Approval and the adoption of the Merger Agreement by holders of a majority of the votes cast by holders of shares of the Company’s common stock, other than shares beneficially owned, directly or indirectly, by Parent, Merger Sub or any of their respective affiliates, or with respect to which any of the foregoing has, directly or indirectly, the right to direct the voting thereof, that are present in person or represented by proxy and entitled to vote on the adoption of the Merger Agreement at the Company stockholders meeting, which we refer to as the Majority of the Minority Approval. The closing conditions set forth in the Merger Agreement may not be satisfied. For example, we entered into a Voting Agreement with all of our executive officers, certain of our directors and Celadon, our largest stockholder, in each case, whereby the parties agreed to vote in favor of the adoption and approval of the Merger and other transactions contemplated by the Merger Agreement. However, the vote by the parties to the Voting Agreement is not expected to satisfy the Majority of the Minority Approval requirement and we can provide no assurance that the Majority of the Minority Approval will be obtained. If we are unable to satisfy the closing conditions in Parent’s favor or if other mutual closing conditions are not satisfied, Parent will not be obligated to consummate the Subject Transactions. In the event that the Subject Transactions are not completed, the announcement of the termination of the Merger Agreement may adversely affect the trading price of our common stock, our business and operations or our relationships with third parties, such as contract manufacturing organizations, suppliers and employees. Any delay in completing the Subject Transactions may significantly reduce the benefits that the Company expects to achieve if it successfully completes the Subject Transactions within the expected timeframe.

In addition, if the Subject Transactions are not completed, the Company’s Board of Directors, or the Board (or the Special Committee thereof, or the Special Committee), in discharging its fiduciary obligations to our stockholders, may evaluate other strategic alternatives that may be available, which alternatives may not be as favorable to the Company and our stockholders as the Subject Transactions. Moreover, we may be unable to find another potential buyer or to raise capital from another source on a timely basis, which could result in our inability to continue our business and the liquidation and winding down of the Company and its business.
The Merger Agreement limits our ability to pursue alternatives to the Subject Transactions.
The Merger Agreement restricts our ability to solicit, initiate or engage in discussions or negotiations with a third party (including by furnishing non-public information) regarding competing transactions and our ability to change or withdraw the our recommendation, which means the following recommendation: our Board (i) determining that the Merger Agreement, the CVR Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) authorizing and approving the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated by the Merger Agreement, and (iv) recommending that the holders of shares of the Company’s common stock adopt the Merger Agreement and directing that the Merger Agreement be submitted to the Company’s stockholders at the meeting of stockholders for adoption. As a result of these provisions, it is more difficult for us to engage in another type of acquisition transaction with a party other than Parent, even if that party were prepared to pay consideration with a higher value than the consideration to be paid by Parent. These provisions could also discourage a third party that might have an interest in acquiring all of, or substantially all of, our assets or our common stock from considering or proposing such an acquisition.
Our stockholders cannot be assured that they will receive any cash proceeds as a result of the Subject Transactions.
The Merger Consideration consists solely of the right to receive the Milestone Payment Amount, which right shall be subsequently distributed to the Company’s stockholders in the form of CVRs. Pursuant to the CVR Agreement, cash will be paid with respect to these CVRs only to the extent that the milestones specified by the CVR Agreement are achieved before the Milestone Expiration Date. Pursuant to the Merger Agreement, Parent has agreed to use, and cause its affiliates and licensees to use, diligent efforts (as defined in the Merger Agreement) to achieve each milestone, and neither Parent nor any of its affiliates or its (or their) licensees shall take any action, or fail to take any action, whose primary purpose is to avoid the achievement of any milestone or the payment of any Milestone Payment Amount. Even assuming Parent’s compliance with this obligation, the Company cannot guarantee its stockholders that any Milestone will be achieved before the Milestone Expiration Date because the achievement of each Milestone is not solely within the control of either the Company or Parent. As a result, our stockholders may not receive any cash as a result of the Subject Transactions.
We have incurred and expect to continue to incur significant expenses in connection with the Subject Transactions, regardless of whether the Subject Transactions are consummated.
We have incurred and expect to continue to incur significant expenses related to the Subject Transactions. These expenses include, but are not limited to, financial advisory and opinion fees and expenses, legal fees, accounting fees and expenses, certain employee expenses, filing fees, printing expenses and other related fees and expenses. Many of these expenses will be payable by us regardless of whether the Subject Transactions are consummated.
The opinion obtained by the Special Committee from its financial advisor does not and will not reflect changes in circumstances subsequent to the date of such opinion.
On June 16, 2026, Lincoln International LLC, or Lincoln, rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Lincoln’s written opinion addressed to the Special Committee dated the same date) as to, as of June 16, 2026, the fairness, from a financial point of view, to the Company’s stockholders (other than Parent and its affiliates as well as Merger Sub) of the Merger Consideration to be received by our stockholders pursuant to the Merger Agreement.
Although the Company believes there have been no material changes in the matters and conditions considered by Lincoln in rendering its fairness opinion and no material changes are anticipated to occur prior to the Annual Meeting, changes in the operations and prospects of the Company, general market and economic conditions and other factors that may be beyond the control of the Company, and on which the opinion was based, may alter the value of assets by the time the Subject Transactions are completed, if ever. The opinion rendered by Lincoln does not speak to the time when the Subject Transactions will be completed, if ever. The Company intends to include a more complete description of the opinion rendered by Lincoln in the preliminary proxy statement and the definitive proxy statement, in each case, to be filed with the SEC on Schedule 14A.
Our directors and executive officers have certain interests in the Merger that may be different from, or in addition to, the interests of our stockholders generally.
Our directors and executive officers have certain interests in the Merger that may be different from, or in addition to, the interests of our stockholders generally. Our directors and executive officers collectively hold stock options and restricted stock unit awards, and pursuant to the Merger Agreement, the vesting of such equity awards will be accelerated. In addition, pursuant to existing agreements and plans, our executive officers may continue to be employed by Opco and are eligible for certain severance benefits. Our executive officers and directors are also entitled to certain indemnification benefits pursuant to the Merger Agreement. The Company intends to include more information regarding such interests in the preliminary proxy statement and the definitive proxy statement, in each case, to be filed with the SEC on Schedule 14A.
Risks Related to Ownership of Our Common Stock
Celadon Partners, LLC, together with its affiliates, would become our controlling stockholder upon exchange of the Initial Notes for shares of our common stock, and this stockholder’s interests may not be the same as those of our other stockholders.
Based on the Schedule 13D/A filed by Celadon Partners, LLC, Celadon Partners SPV 24, CPIF II-7 Limited and Parent (whom we collectively refer to as Celadon) with the SEC on May 4, 2026, or the Celadon 13D/A, assuming the Issuance Approval and the immediate exchange of the Initial Notes held by Celadon for our common stock, Celadon would beneficially own approximately 54.6% of our common stock and would become our controlling stockholder.
In addition, pursuant to the Securities Purchase Agreement, although we are not obligated to issue or sell any additional Notes beyond the Initial Notes other than the $6.0 million in aggregate principal amount of Notes that Parent may be required to purchase pursuant to the Merger Agreement, we may choose to sell up to a total of $30.0 million in aggregate principal amount of additional Notes, in addition to the Initial Notes, pursuant to the Securities Purchase Agreement. Assuming that we sell $6.0 million or $30.0 million in aggregate principal amount of such additional Notes, the Issuance Approval is obtained and Celadon immediately exchanges all of its Notes for shares of our common stock, Celadon would beneficially own 62.3% or 77.5% of the Company’s common stock, respectively. In addition, pursuant to the terms of the Notes, if the Merger closes, we have the right to force the exchange of all outstanding Notes for shares of our common stock.
As a result, if the Issuance Approval is approved and Celadon exchanges its Notes for our common stock, Celadon would strongly influence or control the vote of all matters submitted to our stockholders, including any future transaction requiring approval of our stockholders, including mergers, consolidations, dissolutions or sales of assets. These transactions may benefit Celadon at the expense of our other stockholders or may disproportionately benefit Celadon compared to our other stockholders.
The exchange of the Notes for our common stock could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

If the Notes are exchanged for our common stock, such shares of our common stock will be significantly dilutive and may cause a decline in the market price of our common stock.
As of March 31, 2026, the net tangible book value of our Common Stock was approximately $(10.0) million, or $(0.32) per share of Common Stock based on 31,144,754 shares of our Common Stock issued and outstanding. Net tangible book value per share as of a particular date represents our total tangible assets less total liabilities, divided by the number of shares of outstanding Common Stock.
After giving effect to the issuance of 15,971,890 shares of our common stock upon exchange of the Initial Notes (which amount assumes the Issuance Approval is approved and Celadon exchanges its full amount of Initial Notes for our common stock) at an assumed price of $0.63 per share, the pro forma net tangible book value as of March 31, 2026 would have been approximately $(0.6) million or $(0.01) per share. This represents an immediate increase in the net tangible book value of $0.31 per share to existing stockholders and an immediate dilution of $0.64 per share to the investors purchasing shares of our Common Stock in this offering at the assumed price per share.
Assuming Celadon purchases all the additional Notes having an aggregate principal amount of $30.0 million, and exchanges its Notes for 47,916,669 shares of our common stock (which amount assumes the Issuance Approval is approved and Celadon exchanges its full amount of its Notes for our common stock) at an assumed price of $0.63 per share, the pro forma net tangible book value as of March 31, 2026 would have been approximately $28.3 million or $0.30 per share. This represents an immediate increase in the net tangible book value of $0.31 per share to existing stockholders and an immediate dilution of $0.33 per share to the investors purchasing shares of our Common Stock in this offering at the assumed price per share.
Risks Related to Our Future Operations
Following the Merger, we will not have any clinical product candidates and will instead have only two early-stage programs, which may negatively impact the value of our common stock.
If the Merger is completed, we will no longer be developing SENTI-202 or any of our other programs, other than (i) our program seeking a treatment for Rett Syndrome, or the Rett Syndrome program utilizing the Company’s Regulator Dial technology and (ii) our platform of Regulator Dial-enabled armored tumor-infiltrating lymphocyte, or TIL, therapies designed to address key limitations associated with current TIL approaches, or the TIL program. Following closing, we plan to continue advancing our Rett Syndrome and TIL programs with the goal of returning additional value to our stockholders. Notwithstanding this present expectation, our Board may use our resources for other purposes for the benefit of the Company and our stockholders, and in connection therewith may find it necessary or advisable to use our resources for different or presently non-contemplated purposes.
Our Rett Syndrome and TIL programs are each in an early stage of development, and there can be no assurance that either program will yield a clinical product candidate that will receive FDA approval in the future or that it will attract interest from third-party collaborators. Therefore, the value of our common stock after the Merger may be materially and adversely affected by the fact that our Rett Syndrome and TIL programs are expected to be our only programs following the Merger.
Our ability to successfully operate our business following the Merger will depend on our ability to obtain substantial capital, and such capital may not be available on acceptable terms, or at all.
The successful operation of our business following the Merger will require substantial capital. Our cash resources following the Merger will not be sufficient to fund our strategy, operations or liquidity needs, and we may require additional debt or equity financing sooner than we currently expect. We expect to continue to incur significant cash needs, including for personnel costs, public company costs, professional fees, transaction expenses, working capital, debt service and the costs of advancing our Rett Syndrome and TIL programs. Our cash resources may be exhausted more quickly than we expect, and we may run out of cash before we are able to secure additional financing.

Capital markets conditions, trading volatility in our common stock, our financial condition, investor sentiment regarding our Rett Syndrome and TIL programs and other factors may make it difficult or impossible for us to obtain additional capital on terms that are acceptable to us, or at all. If financing is unavailable or available only on unfavorable terms, we may be forced to curtail operations, issue additional equity that is highly dilutive, incur restrictive indebtedness, drastically reduce expenses, cease operations, declare bankruptcy, or pursue other strategic alternatives. If we are unable to raise capital when needed, we may run out of cash. Any of these outcomes could materially adversely affect our business and stockholders.
Our ability to maintain the listing of our common stock on Nasdaq following the Merger is highly uncertain, and if we are unable to satisfy Nasdaq’s continued listing requirements, our common stock could be delisted.
Following the Merger, our business, operations, financial condition, market capitalization, stockholders’ equity and trading characteristics will change materially. As a result, we may have difficulty continuing to satisfy Nasdaq’s continued listing standards, including standards relating to minimum stockholders’ equity, market value, bid price, publicly held shares, round-lot holders, corporate governance and other qualitative and quantitative requirements. In addition, after the Merger, investors may view us as an operating company with limited assets or operations pending implementation of our new business plan, which could adversely affect trading in our common stock and our ability to satisfy applicable listing standards. This risk may be heightened because, after the Merger, we will be viewed as a company with limited operating history, extremely limited capital and uncertain prospects. If Nasdaq determines that we no longer meet one or more of its continued listing requirements, our common stock could be delisted. A delisting would likely adversely affect the liquidity and market price of our common stock, reduce our access to the capital markets, impair our ability to raise additional financing, decrease analyst coverage and investor interest, and make it more difficult for stockholders to sell their common stock. Any such consequences could materially and adversely affect the value of an investment in our common stock.
Public company costs may consume a disproportionate amount of our remaining resources.
Following the Merger, we expect to continue to incur substantial costs associated with being a public company, including costs relating to SEC reporting, Nasdaq compliance, legal and accounting services, audit requirements, internal controls, investor relations, directors’ and officers’ insurance, corporate governance, stockholder communications and other administrative and compliance functions. If our continuing operating business remains limited, these costs may represent a disproportionate burden on our liquidity and financial resources. As a result, a significant portion of our available capital may be consumed by public company obligations rather than by investment in the advancement of our Rett Syndrome and TIL programs. If public company costs are greater than expected, or if our remaining resources are less than expected, our ability to execute our strategy, remain listed on Nasdaq, maintain operations and create stockholder value could be materially adversely affected.
We may be subject to securities litigation, which is expensive and could divert our attention.
We may be subject to securities litigation in connection with the Subject Transactions, including possible regulatory action or class action lawsuits. Litigation is frequently initiated in connection with merger and acquisition transactions, particularly those involving insiders. Regulatory inquiries and litigation are complex and could result in substantial costs, divert our management's attention and resources, and harm our business, financial condition and results of operations.